Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 20, 2007, (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of the fair value recognition provisions of Financial Accounting Standards No. 123 (Revised 2004) “Share-Based Payments” effective January 1, 2006) relating to the financial statements and financial statement schedules of Community Health Systems, Inc. and subsidiaries and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Community Health Systems, Inc. and subsidiaries for the year ended December 31, 2006.

/s/  Deloitte & Touche LLP

Nashville, Tennessee
July 9, 2007